PRESS RELEASE
Press Release No. 06-07

METALLICA RESOURCES ANNOUNCES FALCONBRIDGE TO DRIVE
DECLINE AT THE EL MORRO PROJECT, CHILE

Toronto, Ontario – April 6, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that Falconbridge Limited (TSX: FAL.LV, NYSE:FAL) is commencing work on an underground exploration decline into the La Fortuna copper-gold deposit of the El Morro project. Along with the ongoing 26,500 meter core drilling program announced previously, the decline will help form the basis of a prefeasibility study that Falconbridge intends to complete by the end of 2006 at a total estimated cost of approximately $40 million. Metallica’s Exploration Agreement with Falconbridge also calls for Falconbridge to complete a definitive feasibility study by mid-September 2007. The cost of both the prefeasibility and feasibility studies is being borne by Falconbridge as part of its agreement with Metallica. Metallica owns a 30% interest in the El Morro project with Falconbridge, Metallica’s joint venture partner and project operator, owning the remaining 70% interest.

The decline will transect the core of the La Fortuna deposit, beginning with an 800 meter drive across the secondary copper enrichment zone followed by a 350 meter drive into the underlying primary sulfide zone. The purpose of the decline is to provide additional validation of the deposit’s grade, provide additional material for metallurgical testing and allow detailed geotechnical studies to be completed for mine design and engineering. It is estimated that the decline will take ten months to complete.

In conjunction with the decline and core drilling program, Falconbridge is conducting a wide variety of engineering, metallurgical, environmental and socio-economic studies which will also be an integral part of the prefeasibility study. The prefeasibility study is designed to advance the project’s engineering and cost estimation accuracy to within 20% of the ultimate design and cost. Falconbridge has retained Hatch Engineering of Santiago, Chile as the study manager for the project.

As reported in a previous Metallica press release, at a copper-equivalent cut-off grade of 0.4% using metal prices of $1.00/lb copper and $400/oz gold, the La Fortuna deposit includes indicated resources totaling 209 million tonnes grading 0.67% copper and 0.59 g/t gold and inferred resources totaling 538 million tonnes grading 0.46% copper and 0.39 g/t gold. Metallica’s 30% interest in the La Fortuna resource equates to approximately 930 million pounds of copper and 1.2 million ounces of gold in the indicated category, and 1.6 billion pounds of copper and 2.0 million ounces of gold in the inferred category.

The resource estimate for the La Fortuna deposit is classified as an indicated and inferred mineral resource in accordance with Canadian Institute of Mining, Metallurgy and Petroleum definitions for mineral resources and mineral reserves. The estimate is based entirely on data provided to Metallica by Falconbridge. The Qualified Persons responsible for the design and completion of the updated resource estimate, as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, are Bruce M. Davis, Fellow - AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Director of Exploration for Metallica Resources.

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.6 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.